## Preclinical

**NSCLC**
**(GPC3)**
Autologous

**COLORECTAL**
**(GCC)**
Autologous

## Phase 1

**SCLC‡**
**(DLL3)**
Autologous
NCT05680922

**GASTRIC, ESOPHAGEAL & PANCREATIC†**
**(CLAUDIN 18.2)**
Autologous
NCT04467853

**GASTRIC, ESOPHAGEAL & PANCREATIC‡**
**(CLAUDIN 18.2)**
Autologous
NCT05539430

**MM†**
**(BCMA)**
Allogeneic – CAR-NK
NCT05498545

**MM†**
**(BCMA)**
Allogeneic – CAR-γδ T
NCT05376345

**RRMM (BCMA)**
**LEGEND-2†**
Autologous
NCT03090659

**NHL† /ALL†**
**(CD19 X CD20 X CD22)†**
Autologous
NCT05318963
NCT05292898

**HCC†**
**(GPC3)**
Autologous
NCT05352542

**AML**
**(CLL1/CD33 )**
Allogeneic – CAR-γδ T
NCT05654779

## Phase 2

**RRMM (BCMA)***
**CARTIFAN-1**
Autologous
NCT03758417

**RRMM (BCMA)***
**CARTITUDE-1**
Autologous
NCT03548207

**MM (BCMA)***
**CARTITUDE-2**
Autologous
NCT04133636

## Phase 3

**RRMM (BCMA)***
**1-3 Prior Lines**
**CARTITUDE-4**
Autologous
NCT04181827

**NDMM (BCMA)***
**Transplant Not Intended**
**CARTITUDE-5**
Autologous
NCT04923893

**NDMM (BCMA)***
**Transplant Eligible**
**CARTITUDE-6**
Autologous
NCT05257083

The safety and efficacy of the agents and/or uses under investigation have not been established.
There is no assurance that the agents will receive health authority approval or become commercially available in any country for the uses being investigated. Additionally, as some programs are still confidential, certain candidates may not be included in this list.

*In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson.
†Phase 1 IIT in China.